Exhibit 99.1

NEWS RELEASE

YAMANA PROVIDES DEVELOPMENT STAGE PROJECTS UPDATE

TORONTO, ONTARIO, September 14, 2009 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced updates to its development projects, Mercedes in Mexico and Agua Rica in Argentina.

Mercedes, Mexico
Drilling continued at Mercedes, focusing primarily on the central and northern portions of the Las Barrancas Trend, the Northwest Extension at Mercedes, and the Lupita vein zone.  Drilling year to date totals 28,201 metres in 79 core holes.

Las Barrancas
Drilling on the Barrancas Central and North targets continues to intersect multiple epithermal quartz-carbonate vein and stock work zones ranging from 1.0 to 23.0 metres in true width, in an area covered by 70-120 metres of post-mineral volcano-sedimentary rocks.  Gold values in excess of 2.0 g/t gold equivalent (the current cut-off grade) have been intersected along most of a 900 metre strike length, covering a maximum vertical range of 180 metres (910 to 1,090 metre elevations). Drilling continues to intersect certain zones of high-grade gold mineralization (up to 16.0 g/t gold equivalent over a true width of 5.0 metres).

Significant drill results since the last update provided in the Company’s June 17, 2009 press release (using a 2.0 g/t gold equivalent cutoff) include (see attached map):

Hole	Vein Ore Shoot	From	To	Interval	Au	Ag
		(m)	(m)	(m)	g/t	g/t
M09-452D	Barrancas Sur	247.03	255.12	8.09	11.68	68.9
M09-453D	Barrancas Centro	193.11	194.89	1.78	10.75	172.0
M09-459D	Barrancas Centro	138.37	143.3	4.93	7.60	28.2
	Barrancas Centro	204.22	210.31	6.09	4.68	122.2
	Barrancas Centro	245.35	256.03	10.68	4.07	62.2
	Barrancas Centro	306.56	308.92	2.36	10.27	100.1
	Barrancas Centro	318.82	333.42	14.60	5.82	186.2
M09-461D	Barrancas Norte	216.78	224.33	7.55	9.08	57.5
M09-463D	Barrancas Norte	220.77	223.38	2.61	7.75	97.0
M09-464D	Barrancas Norte	177.51	183.86	6.35	15.59	63.0
M09-469D	Barrancas Centro	285.90	289.03	3.13	9.51	116.1
	Barrancas Centro	296.57	298.09	1.52	14.30	94.8
	Barrancas Centro	303.40	306.32	2.92	6.71	51.0
	Barrancas Centro	310.29	311.76	1.47	12.14	64.7
M09-470D	Barrancas Centro	246.91	249.85	2.94	10.15	46.9

Drill results at Barrancas are encouraging as assays have confirmed the presence of additional high-grade gold mineralization around the drill holes reported in June 2009. Additional drilling to define ore shoots will be undertaken to confirm continuity of the high grade mineralization. A 3-D model of geology and mineralization is expected to be completed by year-end.

Lupita
Initial 2009 drilling at Lupita confirmed the presence of over 2.0 g/t gold equivalent gold mineralization along portions of a 600 metre strike length of the Lupita vein zone, located at the contact between the upper host andesite and lower lithic tuff.  Gold mineralization extends as much as 360 metres down-dip of surface outcrops and is open at depth.

Significant drill results since the last update provided in the Company’s June 17, 2009 press release (using a 2.0 g/t gold equivalent cutoff) include:

Hole	Vein Ore Shoot	From	To	Interval	Au	Ag
		(m)	(m)	(m)	g/t	g/t
L09-027D	Lupita	320.34	323.35	3.01	15.17	16.9
L09-028D	Lupita	246.58	252.68	5.55	2.59	115.3
L09-029D	Lupita	271.58	275.23	3.65	3.25	17.7

Drilling at Lupita has significantly expanded the potential within the vein zone, by demonstrating the presence of locally high-grade gold at greater depths within the vein zone.  The drilling program is being expanded to in-fill and step-out around current drill holes on 60 metre centres.  The Lupita vein will be the primary focus of drilling for the balance of September and into October of this year.

While additional drilling and other exploration efforts are ongoing, these results continue to demonstrate the potential for mineral resource expansion at Mercedes well beyond the current mineral resources. The Company target remains a mine life in excess of ten years and these results support this goal.

Agua Rica, Argentina
Yamana continues to focus on increasing the value of its Agua Rica project in the province of Catamarca in Argentina. Agua Rica is a large scale porphyry deposit with defined copper, gold, silver and molybdenum content.  Previous molybdenum recovery tests suggest that the Agua Rica deposit also contains significant amounts of rhenium.  Based on a 2006 feasibility study update, Agua Rica is expected to produce approximately 33 million tonnes of ore per year, resulting in average annual production of approximately 365 million pounds of copper, 135,000 ounces of gold and 15 million pounds of molybdenum.

The Company is now working on a number of optimization initiatives that could have a material positive impact on the project.  Potential sources of upside for Agua Rica include:

1.
Increasing the mineral reserve base and/or metal price. Mineral reserves from the 2006 feasibility study update were calculated based on US$425/oz gold, US$1.10/lb copper, and US$6.00/lb molybdenum.  At current metal prices, contained metal in mineral reserves would increase more than 20 percent.

2.
Recovery of the very rare metal rhenium and other metals not originally assumed in the feasibility study. Initial metallurgical testing of Agua Rica’s molybdenum concentrate suggests that the deposit may contain a significant amount of rhenium.  Rhenium is a dense metal used in alloys requiring high strength, corrosion resistance and a high melting point (approximately 3180°C).  Demand for rhenium has grown significantly as new applications are found and the amount of rhenium used in existing applications is increasing.  Superalloys now account for approximately 70 to 80 percent of rhenium demand and catalysts account for a further 10 to 15 percent.  Yamana has commissioned a detailed market study on rhenium and is also advancing further drilling and metallurgical testing relating to the recovery of large amounts of the metal.  The possibility of achieving rhenium by-product credits may significantly add to the economics and potential of the project.

3.
Alternative concentrate logistics are being evaluated, including using only rail or trucking concentrate instead of using pipeline and rail. This could significantly decrease permitting time and further add value and improve economics given a reduction in capital from eliminating the requirement to build a pipeline as well as new port facilities.

4.	Relocating the waste area should have capital and operating cost benefits.

5.	Accessing the mine from a different access point (from the west versus the south) should improve logistics and reduce capital and operating costs.

Yamana is also continuing to update other components of the feasibility study delivered in October 2006. The Company believes an updated feasibility study should be able to show added value and operational efficiencies, making this viable project even more robust.

The Company continues to advance the permitting process for Agua Rica as well.  The main environmental license was obtained early in 2009.  The Company is now beginning the compliance process for the conditions of the license and obtaining sectoral permits which are expected within 18 months.

Yamana has also begun a process for evaluating potential strategic partners for the development of Agua Rica.  Yamana has previously indicated that its strategic plan for the development of Agua Rica would be in participation with one or more industry, strategic and financial partners. Yamana’s primary objective is to benefit from the significant gold in the deposit at Agua Rica in addition to deriving further value from the other metals in the deposit.

Quality Assurance and Quality Control
Yamana incorporates a rigorous Quality Assurance and Quality Control program for all of its mines and exploration projects which conforms to industry Best Practices as outlined by the CSE and National Instrument 43-101. All exploration diamond drill cores are split in half by mechanical or electrical sawing techniques and sampled at appropriate intervals for assay. The remaining core is stored on-site pending assay results. Quality Assurance standards, duplicates and blanks are routinely inserted into the sample stream as a control for assay accuracy, precision and contamination. The results of these checks are tracked and failures are reanalyzed. Results are incorporated into resource models following approval of the QAQC Manager.

Qualified Person
Mark Hawksworth, P. Geo., Senior Geologist for Yamana Gold Inc. has reviewed and confirmed the data contained within this press release relating to Mercedes and serves as the Qualified Person as defined in National Instrument 43-101.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile and Mexico. The Company plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jodi Peake Vice President, Corporate Communications & Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com	Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com
MEDIA INQUIRIES:
Mansfield Communications Inc.
Hugh Mansfield
(416) 599-0024

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real and the Chilean Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, risk related to non-core mine dispositions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2008 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
This news release uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Mercedes - Las Barrancas